December 28, 2022

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingsbarn Parallel Income Fund (File Nos. 333-268026 and 811-23834)

Dear Mr. Be:

This letter provides the responses of Kingsbarn Parallel Income Fund (the “Trust”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided with respect to the Trust’s initial registration statement on Form N-2, which was filed on October 27, 2022. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Trust acknowledges this staff comment.

2.	Comment: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to manager of managers relief.

Response: The Trust has not submitted to the Commission an application for exemptive relief or no-action request in connection with the registration statement and does not expect to engage a sub-adviser at inception of the Fund’s operations, although it may do so in the future.

3.	Comment: Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response: The Trust has not submitted any test the waters materials in connection with the offering.

4.	Comment: Section 8(c) of the 1933 Act relates to post-effective amendments. Please remove the check from the box next to “when declared effective pursuant to Section 8(c).”

Response: The Trust will revise the cover page of the registration statement accordingly.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

 Practus, LLP ● John.Lively@Practus.com ● Practus.com

Prospectus

Cover Page

5.	Comment: Please revise the cover page to specify the anticipated timing of the Fund’s initial repurchase offer (which, under Rule 23c-3, must occur no later than two periodic intervals after the effective date of the registration statement). Please also include a cross-reference to the sections of the prospectus that discuss the risks relating to the Fund’s repurchase policies. For additional information, consider Guide 10 to Form N-2.

Response: The Trust will include the requested disclosures in the prospectus relating to the timing of the initial repurchase offer in accordance with Rule 23c-3 and a cross-reference to the sections of the prospectus that discuss risks related to the Fund’s repurchase policies.

6.	Comment: Your investment objective “seeks to provide consistent cash distributions while limiting the risk of losses due to significant movements in longer-term U.S. Treasury rates.” Please tie the objective closer to the Fund’s name related to “income.” Later in your document (e.g., under Portfolio Hedge Construction on page 12) please explain, in clear language, how you intend to use interest rate swaps to limit the risk of losses due to significant movements in longer-term U.S. Treasury rates. Revised disclosure should address the principal strategies or techniques to be employed, their costs and risks. Clarify that, while you are mitigating exposure to one potential risk, investors will continue to be exposed to risk of losses from other factors.

Response: The Trust will revise its investment objective as follows: “The Fund seeks to provide a consistent level of dividend income and the preservation of capital.”

As concerns Portfolio Hedge Construction, the Trust will include the following disclosure as the last paragraph under the heading “INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES- Principal Investments and Investment Strategies- Derivatives” on page 14 of the prospectus:

Separately from the interest rate risk management strategies employed by each of the Portfolio Companies, the Fund will invest in U.S. treasury note futures and derivative instruments the Adviser believes will offset, or hedge, the aggregate risk of net income and/or net asset value losses from movements in longer-term interest rates. Generally, the derivatives that will be used by the Adviser are either treasury note futures or options on interest rate swaps (commonly referred to as “swaptions”). Typically, the Fund will short-sale treasury note futures to hedge against rising longer-term interest rates as the increased value of the futures contracts will offset the decline in value of the fixed rate mortgage-backed securities (“MBS”). On the other hand, the Fund will buy receiver swaptions which will increase in value as longer-term rates decline and offset the decrease in Fund NAV due to the negative impact on the value of MBS due to increased rates of mortgage prepayments. Notwithstanding these risk-mitigating measures employed by the Adviser to manage interest rate risk, the Fund will continue to be subject to the risk of loss due to other risk factors inherent in its investments or investment strategy, or those of the underlying Portfolio Companies.

7.	Comment: As a general matter, the cover page disclosure, particularly in the sections captioned “Investment Process” uses unclear terms such as “risk cohorts,” “portfolio hedge,” “notional amount,” and “aggregate net asset value exposure.” Please revise the cover page using plain English principles to enhance its readability. See Rule 421(d) under the Securities Act of 1933 (“Securities Act”); Office of Investor Education, A Plain English Handbook: How to create clear SEC disclosure documents (August 1998) (“Plain English Handbook”).

Response: In the Prospectus Summary on page 6, under the heading “Investment Objective and Policies - Investment Process”, the first paragraph is removed, and is replaced with the following:

Elemental to the Fund’s investment process is developing a financial forecast for each company that extends through the end of the following fiscal year. The financial forecasts will include a detailed balance sheet and income statement that will provide the Adviser quarterly estimates for net income, common dividend, and tangible book value (“TBV”) that are then compared to the same estimates published on various news services by Wall Street equity research analysts.

The Adviser executes its investment process to select a portfolio of 11-13 companies, out of an investment universe of approximately 100 companies, that it believes has, in aggregate, the greatest dividend yield per unit of risk (duration and convexity) with the lowest variability in dividend yield across multiple interest rate scenarios. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Convexity is the term to describe the nonlinearity of duration for MBS. As interest rates decline, MBS prices increase less than a bond without prepayment options because the MBS expected maturity becomes shorter due to increased borrower prepayments rates.

For each company considered for investment, the Adviser completes a multiple-scenario financial modeling process that allows the Adviser to construct a portfolio hedge intended to nullify the impact of changes in longer-term interest rates to the Fund’s NAV, as follows:

1.	Company Portfolio Segmentation and Analysis. For each company, the Adviser separates the investment portfolio, liabilities, and hedge positions into “risk buckets”, where the instruments in each risk bucket have similar characteristics such as coupon, maturity term, or product type.

2.	Scenario Analysis. The Adviser estimates the changes in the value of each risk bucket for each company based on different under a wide range of higher and lower interest rate scenarios as compared to a base interest rate forecast developed by the Adviser.

3.	Risk Aggregation. After completing the scenario analysis for each company, the results for each company are aggregated to determine the portfolio-level risk to NAV across each interest rate scenario.

4.	Portfolio Hedge Construction. After completing the scenario analysis and determining the change in portfolio NAV, the Adviser constructs portfolio-level hedges using treasury note futures and interest rate swaptions that it believes will largely nullify the negative impact on the Fund’s NAV from changes in longer-term interest rates.

Leverage (page ii)

8.	Comment: We note the disclosure in the fee table regarding anticipated borrowings in the Fund’s first year of operations. Please briefly disclose the extent to which the Fund anticipates leveraging itself during the first year.

Response: The Fund expects to utilize leverage by using margin facilities secured by its portfolio securities. The Fund will limit use of any leverage through senior securities representing indebtedness to 33 1/3% of the Fund’s net assets, including any assets purchased with borrowed money, immediately after giving effect to the leverage. The Fund’s use of leverage during its first year of operations is expected to be up to 33 1/3% of its net assets.

Prospectus

Principal Investments and Investment Strategies (page 1)

9.	Comment: Briefly explain the Fund’s strategy related to “derivative instruments that are linked to, or provide investment exposure to, interest rate swap agreements.”

Response: The following is added as part of first paragraph under the heading “Investment Objective and Policies – Principal Investments and Investment Strategies” on page 1 of the prospectus:

The Fund will invest in derivative instruments the Adviser believes will offset, or hedge, the aggregate risk of net income and/or net asset value losses from movements in longer-term interest rates. Generally, the type of derivatives that will be purchased by the Fund to offset the decline in portfolio market value due to declining interest rates are options on interest rate swaps (commonly referred to as “swaptions”). Specifically, the Fund will purchase “receiver” swaptions that will increase in value as longer-term interest rates decline.

10.	Comment: On page 2, the disclosure states that “it is generally not expected that the Fund will hold more than 10% of its net assets in liquid investments.” Elsewhere, the disclosure states that the Fund expects to invest a substantial portion of its assets in publicly listed securities. To the extent these publicly listed securities are not expected to be liquid, please clarify.

Response: The referenced sentence has been removed from the prospectus.

Investment Process (page 2)

11.	Comment: The disclosure states that “the Adviser will have sole discretion to make investments in the Fund but has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to direct investments in certain mortgage-related securities and reverse repurchase agreements.” To the extent the Adviser has delegated discretion, it would not appear that it would continue to have “sole” discretion. Please reconcile.

Response: As noted above, the Fund will not engage a sub-adviser at inception and, as a result, the Fund’s investment adviser, Kingsbarn Capital Management, LLC will have sole investment discretion to make investments in the Fund. The referenced sentence has been removed from the prospectus.

12.	Comment: In the second paragraph of this section, the discussion of the four quadrants of the “matrix” is dense and difficult to understand. Consider using a diagram to explain this disclosure.

Response: The Fund has added a diagram to accompany the disclosures with respect to the four quadrants used as part of the Fund’s investment process.

Investment Adviser (page 3)

13.	Comment: In the third paragraph of this section, the disclosure regarding the Incentive Fee is difficult to follow. Please revise the disclosure so that it clearly describes how the Incentive Fee will work, including how the “Preferred Return,” “catch up amount” and “Loss Carryforward” will operate. Consider using examples, formulas, or diagrams as necessary to assist in the clarity of the disclosure.

Response: The Fund has revised the disclosure to add an example of the calculation of the Incentive Fee.

Summary of Risks (page 4)

14.	Comment: The first paragraph of this section is particularly dense, with long embedded lists. Use plain English principles, such as bullet points, to make the disclosure easier to read and revise accordingly.

Response: The referenced paragraph has been revised as follows:

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all your investment. Therefore, before investing you should carefully consider the risks that you assume when you invest in the Fund’s shares. The Fund is subject to substantial risks that include:

●	Capital Markets Risks that may arise from a lack of liquidity in the capital markets that impacts the Fund’s ability to conduct its investment and portfolio hedging activities.

●	Hedging Strategy Risks may result from the Adviser implementing a portfolio hedging strategy that proves ineffective in reducing the Fund’s NAV volatility to changes in longer-term interest rates.

●	Investment Portfolio Risks are the risks inherent in investing in REITs, BDCs, and VDLs as well as the risks of investing in residential or commercial mortgage loans and securities, business loans to private companies, and certain derivatives intended for investment or hedging purposes.

In addition to the Fund-level risks, as the portfolio is constructed from a portfolio of companies with differing investment and risk management strategies, the Fund will be exposed to risks similar to those risks the portfolio companies are subject. These risks include:

●	Credit Risk that results from interruptions in borrower loan payments.

●	Counterparty Risk that results from a party to a contractual agreement declining to perform on its obligation.

●	Liquidity Risk that results from a company’s inability to finance an investment position which may result in the sale of the investment at an unattractive price.

●	Interest Rate Risk that results from a change in interest rates adverse to the manner in which a company’s management has structured its investment portfolio and/or portfolio hedge positions.

●	Prepayment Risk that results from underlying borrowers prepaying their loans. Faster or slower prepayments, versus those expected at the time a company invests in an asset, is the primary economic risk for the Fund.

●	Spread Risk that results when the basis, or spread, between the interest rate for a security or a loan relative to a relevant index – generally reflect the credit and/or the demand and supply situation for a particular security. Generally, widening investment spreads result in decreased asset values and narrowing investment spreads result in increased asset values.

The Adviser seeks to identify those Portfolio Companies it believes have a strong framework for managing these risks while also focused on income generation and capital preservation. While the Adviser will attempt to offset some of these risks through its risk management strategies, there can be no assurance the Fund’s investment activities and risk management strategies, or the investment activities and risk management strategies of the Portfolio Companies will be successful or that investors will not suffer losses.

Fund Expenses (page 5)

15.	Comment: Where applicable, disclosure material assumptions behind estimated amounts in your footnotes.

Response: Material assumptions as to interest expense are an assumed $100 million in average net assets, leveraged at 30% with a 5% interest rate. “Other Expenses” are based on an assumed $100 million in average net assets.

Use of Proceeds (page 7)

16.	Comment: Disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Response: The section under the heading “Use of Proceeds” is replaced with the following:

The Fund will invest its net proceeds in equity, debt and hedging securities that generally trade in the liquid markets. Therefore, in a normal operating environment, the Adviser would anticipate fully investing capital on the same day, and no later than the day after, it is received. Generally, the Adviser expects to be fully invested and will only reduce its securities investments in response to adverse market conditions. During such times, the Adviser will invest uninvested capital in a money market sweep account with the understanding that, if the adverse market conditions persist, the Fund may not achieve its investment objective.

Investment Process (page 10)

17.	Comment: With respect to “Proprietary Earnings Estimates,” the disclosure states that “The goal of developing these proprietary estimates is to identify companies that may beat or miss published analyst estimates as, generally, beating or missing these estimates may result in the market price of an equity security increasing or decreasing.” It is not clear how this process relates to the Fund’s objective to “provide consistent cash distributions.” Please explain the context of this aspect of the Fund’s strategy.

Response: The section of the prospectus titled “Proprietary Earnings Estimates” is replaced with the following:

Proprietary Earnings Estimates. The Adviser believes developing proprietary net income, tangible book value (“TBV”), and dividend estimates for each company over a relatively long forecast horizon (at least through the following fiscal year-end) will allow it to select companies that enable the Fund to meet its investment objective of providing investors a consistent level of dividend income and preservation of capital.

●	Tangible book value is the company’s common equity that it leverages and invests in investment securities and hedging instruments. A reduction in TBV, assuming constant leverage, will result in fewer investments which reduces net investment income and may result in a lower dividend distribution to the Fund. The Adviser will favor those companies that have a lower risk to tangible book value versus those companies it determines have higher risks to TBV.

●	Net Income is an important contributor to the dividend distributed by the company to the Fund. A significant reduction in net income -- whether from lower asset yields, higher cost of funds, credit losses, or another reason – may result in a lower dividend distribution to the Fund.

●	Dividends are the distributions from a company to the Fund that are then distributed, after fees and expenses, to investors. Developing proprietary longer-term dividend estimates can prove beneficial to Fund performance as owning a stock with an increasing dividend will generally increase investor distributions while owning a stock with a declining dividend will generally decrease investor distributions.

●	In addition to the potentially beneficial impact on Fund distributions to investors, forecasting these financial items for each company may also increase the NAV of the Fund as investing in companies with improving financial metrics could result in higher stock prices. On the other hand, if the financial forecast foreshadows declining financial results, the Adviser can sell a stock at a price that may prove beneficial to the future stock price when if the company reports results that may prove disappointing to the marketplace.

The following is added under the section of the prospectus titled: Investment Objective, Policies and Strategies. Investment process.

The Adviser executes its investment process to select a portfolio of 11-13 companies, out of an investment universe of approximately 100 companies, that it believes has, in aggregate, the greatest dividend yield per unit of risk (duration and convexity) with the lowest variability in dividend yield across a range of interest rate scenarios. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Convexity is the term to describe the nonlinearity of duration for MBS. As interest rates decline, MBS prices increase less than a bond without prepayment options because the MBS expected maturity becomes shorter due to increased borrower prepayments rates.

For each company considered for investment, the Adviser completes a multiple-scenario financial modeling process that allows the Adviser to construct a portfolio hedge intended to nullify the impact of changes in longer-term interest rates to the Fund’s NAV, as follows:

1.	Company Portfolio Segmentation and Analysis. For each company, the Adviser separates the investment portfolio, liabilities, and hedge positions into “risk buckets”, or groupings where the instruments in each risk bucket have similar characteristics such as coupon, maturity term, or product type.

2.	Scenario Analysis. The Adviser estimates the changes in the value of each risk bucket for each company under a wide range of higher and lower interest rate scenarios as compared to a base interest rate forecast developed by the Adviser.

3.	Risk Aggregation. After completing the scenario analysis for each company, the results for each company are aggregated to determine the portfolio-level risk to NAV across each interest rate scenario.

4.	Portfolio Hedge Construction. After completing the scenario analysis and determining the change in portfolio NAV, the Adviser constructs portfolio-level hedges using treasury note futures and interest rate swaptions that it believes will largely nullify the negative impact on the Fund’s NAV from changes in longer-term interest rates.

Principal Risk Factors (page 13)

18.	Comment: Use descriptive headings and subheadings. See Rule 421(b)(2) and the Plain English Handbook.

Response: The Fund has undertaken to do so in this section on Principal Risks.

19.	Comment: Under “Repurchase Offers, Limited Liquidity,” the disclosure states that the Fund will determine the NAV for repurchases as many as 14 days after the Repurchase Request Deadline.” We acknowledge that this disclosure appears consistent with the language of Rule 23c-3. However, the disclosure elsewhere indicates that the NAV will be determined on a daily basis. Please supplementally explain, with a view to improving the disclosure, why and under what circumstances the NAV for the purchase price will be determined at a date later than the Repurchase Request Deadline.

Response: The Fund calculates its NAV on each day that the NYSE is open, primarily to establish the price for purchases of the Fund’s shares.  The Repurchase Pricing Date may vary from repurchase offer to repurchase offer in the discretion of the Fund’s Board to maintain flexibility, but will always be determined prior to any shareholder notification of an offer to repurchase shares of the Fund, and will be specified in the shareholder notification of the offer to repurchase. We believe that the current disclosure is consistent with industry standards but nevertheless, the Fund has added a sentence under “Quarterly Repurchases of Shares” clarifying that the Repurchase Pricing Date will be specified in the shareholder notification.

Investment Strategy-Specific Investment Strategy Risks (page 16)

20.	Comment: These risks appear to be the risks that will most significantly affect the Fund’s performance. Consider moving this section to a more prominent location within the risk factor section.

Response: The Fund has moved this risk to a more prominent location in the prospectus.

Fund Investment Securities (page 16)

21.	Comment: In the first sentence on page 17, the disclosure states “At the Fund level, the primary risks borne by portfolio companies that are managed by the Adviser are prepayment risk, spread risk, liquidity risk, and credit risk.” Supplementally explain the extent to which the Fund will be investing in portfolio companies that are managed by the Adviser. In responding, please address how the Adviser will manage conflicts and make such investments in compliance with the Investment Company Act.

Response: The Trust does not expect to invest in portfolio companies that are managed by its investment adviser. Accordingly, the Trust has revised this sentence to state:

The primary risks borne by portfolio companies owned by the Fund are spread risk, liquidity risk, credit risk, and extension risk.

22.	Comment: Clarify how Contraction Risk is different from Prepayment Risk. To the extent it is the same risk, eliminate unnecessary repetition.

Response: Change “Contraction” Risk to “Prepayment” Risk. The Trust has removed Contraction Risk.

Capital, Liquidity and Funding Risks (page 20)

23.	Comment: Clarify what “a company’s ability to fund its assets” means.

Response: The followings has been added as the second sentence under this heading “Capital, Liquidity and Funding Risks” in the prospectus:

A company’s ability to fund its assets refers to companies that finance their investment portfolios using short-term borrowings from Wall Street dealers that are commonly referred to as “repo borrowings”. Although these borrowings are secured by the investments that are being financed, occasions may occur where liquidity is constrained, either specific to a Wall Street firm, or systemically, that results in a company being unable to borrow against its securities. If this occurs, a company may receive a “margin call” requiring it to post additional collateral or risk having the investment sold at a potentially unattractive price.

Description of Capital Structure and Shares (page 33)

24.	Comment: The disclosure under Shares indicates your shares will be freely transferable. Please reconcile to prior disclosures, including the Qualified Investor limitation, or revise.

Response: The Trust has revised the disclosure to address the comment.

Plan of Distribution (page 35)

25.	Comment: The disclosure under Purchasing Shares indicates “Investors may buy and sell shares …” Please remove or explain the references to investors selling shares from this section.

Response: The referenced sentence has been revised as follows to remove “and sell”:

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy shares of the Fund (collectively, “Financial Intermediaries”).

Statement of Additional Information

Fundamental Policies (page 3)

26.	Comment: The disclosure states that the Fund will not concentrate in a particular industry or group of industries other than MREITs and CREITs, but the Fund’s strategy disclosure indicates it will invest “a substantial portion of its assets in publicly listed equities of dividend-paying financial services companies.” Supplementally confirm that investing in financial services will not result in concentration in any particular industry or group of industries or revise as appropriate.

Response: The Trust does not expect to concentrate in any industry or group of industries other than MREITs and CREITs.

Board of Trustees (page 13)

27.	Comment: With respect to the Nominating and Corporate Governance Committee, provide: (1) a concise statement of the functions of the committee; and (2) state whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations. Do not merely rely on a cross-reference to an exhibit. See Item 18.5.b of Form N-2.

Response: The Fund has revised the disclosure as requested.

Tax Status (page 21)

28.	Comment: The disclosure discusses tax implications when a shareholder “redeems” its securities. However, it is our understanding that the securities are not redeemable, but may be repurchased by the Fund. Please clarify.

Response: The Fund has revised the disclosure as requested.

Part C: Other Information

Item 15: Financial Statements and Exhibits

29.	Comment: Please file the finalized exhibits once they are available.

Response: The Trust will file the required exhibits pursuant to a subsequent registration statement amendment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively